SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No. --)*

National Atlantic Holdings Corporation
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

63253Y107
(CUSIP Number)

Hovde Capital Advisors LLC 1826 Jefferson Place, N.W. Washington, D.C. 20036 Attn: Richard J. Perry, Jr., Esq. (202) 822-8117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 63253Y107

1.  Names of reporting persons:

Eric D. Hovde

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF/PF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 21,000 Shares
8. Shared voting power: 1,612,518 Shares
9. Sole dispositive power: 21,000 Shares
10. Shared dispositive power: 1,612,518 Shares

11.  Aggregate amount beneficially owned by each reporting person:

1,633,518 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

14.80%

14.  Type of reporting person (see instructions):

IN (Individual)/HC (Control Person)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Richard J. Perry, Jr.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 1,616,093 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 1,616,093Shares

11.  Aggregate amount beneficially owned by each reporting person:

1,616,093 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

14.65%

14.  Type of reporting person (see instructions):

HC (Control Person)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Financial Institution Partners, L.P.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization - State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 652,748 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 652,748 Shares

11.  Aggregate amount beneficially owned by each reporting person:

652,748 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

5.92%

14.  Type of reporting person (see instructions):

PN (Partnership)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Financial Institution Partners, Ltd.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

 Place of Organization - Cayman Islands

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 268,269 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 268,269 Shares

11.  Aggregate amount beneficially owned by each reporting person:

268,269 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

2.43%

14.  Type of reporting person (see instructions):

CO (Corporation)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Financial Institution Partners III, L.P.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 561,566 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 561,566 Shares

11.  Aggregate amount beneficially owned by each reporting person:

561,566 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

5.09%

14.  Type of reporting person (see instructions):

PN (Partnership)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Financial Institution Partners IV, L.P.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 114,560 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 114,560 Shares

11.  Aggregate amount beneficially owned by each reporting person:

114,560 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

1.04%

14.  Type of reporting person (see instructions):

PN (Partnership)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Hovde Capital Advisors LLC.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

AF

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 1,597,143 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 1,597,143 Shares

11.  Aggregate amount beneficially owned by each reporting person:

1,597,143 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

14.48%

14.  Type of reporting person (see instructions):

IA (Investment Advisor)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Eric D. and Steven D. Hovde Foundation.

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – District of Columbia

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 10,250 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 10,250 Shares

11.  Aggregate amount beneficially owned by each reporting person:

10,250 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

0.09%

14.  Type of reporting person (see instructions):

OO (Other)

CUSIP No: 63253Y107

1.  Names of reporting persons:

Hovde Financial, Inc. Profit Sharing Plan and Trust

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – District of Columbia

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 5,125 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 5,125 Shares

11.  Aggregate amount beneficially owned by each reporting person:

5,125 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

0.05%

14.  Type of reporting person (see instructions):

OO (Other)

CUSIP No: 63253Y107

1.  Names of reporting persons:

The Britta Ann Hovde Trust

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – District of Columbia

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 4,350 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 4,350 Shares

11.  Aggregate amount beneficially owned by each reporting person:

4,350 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

0.04%

14.  Type of reporting person (see instructions):

OO (Other)

CUSIP No: 63253Y107

1.  Names of reporting persons:

The Carlin Christine Tucker Trust

2.  Check the appropriate box if a member of a group (see instructions):

     (a) [X],

     (b) [   ]

3.  SEC Use Only:

4.  Source of funds (see instructions):

WC

5.  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [  ]

6.  Citizenship or place of organization:

Place of Organization – District of Columbia

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 0 Shares
8. Shared voting power: 4,350 Shares
9. Sole dispositive power: 0 Shares
10. Shared dispositive power: 4,350 Shares

11.  Aggregate amount beneficially owned by each reporting person:

4,350 Shares

12.  Check if the aggregate amount in row (11) excludes certain shares (see instructions):

[X]

13.  Percent of class represented by amount in row (11):

0.04%

14.  Type of reporting person (see instructions):

OO (Other)

Item 1.  Security and Issuer

This Schedule 13D (“Schedule 13D”) is being filed with respect to the Common Stock, no par value (the “Shares”), of National Atlantic Holdings Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4 Paragon Way, Freehold, NJ 07728

Item 2.  Identity and Background

(a)

Eric D. Hovde, a resident of the District of Columbia (“EDH”); Richard J. Perry, Jr., a resident of the State of Maryland (“RJP”); Hovde Capital Advisors LLC, a Delaware limited liability company (“HCA”); Financial Institution Partners, L.P., a Delaware limited partnership (“FIP LP”); Financial Institution Partners, Ltd, a Cayman Islands exempted company (“FIP LTD”); Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”); Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”); The Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”); The Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee retirement plan (the “Plan”); The Britta Ann Hovde Trust, an irrevocable trust (the “BAH Trust”); and The Carlin Christine Tucker Trust, an irrevocable trust (the “CCT Trust”), are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”  The Reporting Persons are filing this Schedule 13D with respect to, in the aggregate, 1,642,218 Shares (the “Reported Shares”), which represents 14.88% of the issued and outstanding Shares of the Issuer, as more fully set forth below.

EDH and RJP are the managing members of HCA; each of the general partners of FIP LP, FIP III and FIP IV; and the management company of FIP LTD.  HCA serves as the investment manager to FIP LP, FIP LTD, FIP III, and FIP IV (collectively, the “Investment Funds”).  Additionally, EDH and RJP are trustees of the Foundation, and EDH is a trustee of the Plan.  Further, RJP serves as trustee to the BAH Trust and the CCT Trust (collectively, the “Trusts”).  The Investment Funds, the Foundation, the Plan and the Trusts are referred to herein collectively as the “Direct Owners.”

As investment manager, HCA has the authority to vote, direct the voting of, dispose, and direct the disposition of all of the Shares directly beneficially owned by the Investment Funds.  As the managing members of HCA, EDH and RJP may each be deemed to indirectly have the authority to vote, direct the voting of, dispose, and direct the disposition of all of the Shares directly beneficially owned by the Investment Funds.  As a trustee for the Trusts and the Foundation, RJP may be deemed to have the authority to vote, direct the voting of, dispose, and direct the disposition of all of the Shares directly beneficially owned by the Trusts and the Foundation.  Further, as trustee of the Foundation and the Plan, EDH may be deemed to have the authority to vote, direct the voting of, dispose, and direct the disposition of all of the Shares directly beneficially owned by the Foundation and the Plan.

(b)

The business address for each of the Reporting Persons is 1826 Jefferson Place, N.W., Washington, D.C. 20036.

(c)

EDH and RJP are the managing members of HCA, which serves as the investment manager to the Investment Funds.  The Investment Funds are alternative investment vehicles; the Plan is an employee retirement plan; and the Foundation and the Trusts are irrevocable trusts.

(d)

None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, during the last five years, were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each Reporting Person who is a natural person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

EDH and the Direct Owners purchased the Reported Shares with, in the aggregate, $18,214,331.  EDH used his personal funds to purchase that portion of the Reported Shares which he owns directly.  The Direct Owners used working capital to purchase that portion of the Reported Shares which they own directly.  None of EDH or the Direct Owners used borrowed funds to purchase any of the Reported Shares.

Item 4.  Purpose of Transaction

On February 1, 2008, certain of the Reporting Persons, together with certain other affiliates or associated persons of the Reporting Persons, filed with the New Jersey Department of Banking and Insurance (the “DOBI”) a Form A: Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer with respect to the Issuer (the “Statement”).  The Reporting Persons have filed the Statement with the DOBI because they would like the authorization to (i) acquire voting securities of the Issuer in excess of 17% of the Issuer’s issued and outstanding Shares and (ii) cause one or more of their nominees to serve as a member of the board of directors of the Issuer.  The Reporting Persons filed the Statement because they believed that any such action on behalf of the Reporting Persons may be deemed to be an acquisition of control of a domestic insurer by the Reporting Persons under Section 17:27A-2 of the New Jersey Statutes.

If the DOBI authorizes the Reporting Persons to take the actions set forth in the Statement, the Reporting Persons may seek to acquire additional Shares through open market purchases, privately negotiated transactions or otherwise.   Any decision by the Reporting Persons to acquire additional Shares will be based on market and general economic conditions, the business affairs and financial condition of the Issuer, the availability of Shares at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant.  In addition, the Reporting Persons may seek to have one or more of their designees serve as a member of the board of directors of the Issuer.

Except as set forth herein, the Reporting Persons currently do not have any plans or proposals with respect to the Issuer which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons regularly review their investment strategy with respect to the Issuer and may, in the future, develop such plans or proposals with respect to the Issuer, and may acquire or dispose of Shares, as the Reporting Persons deem appropriate, subject to appropriate regulatory approval.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Persons may be deemed to beneficially own 1,642,218 Shares, which represents 14.88% of the Issuer’s issued and outstanding Shares assuming there are 11,033,687 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q for the period ended September 30, 2007.  EDH and the Direct Owners each directly own that portion of the Reported Shares as follows:

(i)

EDH: 21,000 (0.19% of the outstanding Shares);

(ii)

FIP LP: 652,748 (5.92% of the outstanding Shares);

(iii)

FIP LTD: 268,269 (2.43% of the outstanding Shares);

(iv)

FIP III: 561,566 (5.09% of the outstanding Shares);

(v)

FIP IV: 114,560 (1.04% of the outstanding Shares);

(vi)

The Foundation: 10,250 (0.09% of the outstanding Shares);

(vii)

The Plan: 5,125 (0.05% of the outstanding Shares);

(viii)

The BAH Trust: 4,350 (0.04% of the outstanding Shares); and

(ix)

The CCT Trust: 4,350 (0.04% of the outstanding Shares).

Neither RJP nor HCA directly own any of the Reported Shares; however, (i) HCA may be deemed to beneficially own those Reported Shares directly owned by the Investment Funds because HCA serves as the investment manager to the Investment Funds; and (ii) RJP, as a managing member, officer, and/or trustee of HCA, the Trusts and the Foundation, may be deemed to beneficially own those Reported Shares directly owned by the Foundation, the Trusts, and the Investment Funds.  Further, EDH, as managing member, officer, and/or trustee of HCA, the Foundation and the Plan, may be deemed to beneficially own those Reported Shares directly owned by the Foundation, the Plan, and the Investment Funds.

EDH disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by the Trusts; RJP disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH or the Plan; HCA disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Plan, or the Foundation; FIP LP disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Plan, the Foundation, or any of the other Investment Funds; FIP LTD disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Plan, the Foundation, or any of the other Investment Funds; FIP III disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Plan, the Foundation, or any of the other Investment Funds; FIP IV disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Plan, the Foundation, or any of the other Investment Funds; the Foundation disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Plan, or any of the Investment Funds; the Plan disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the Trusts, the Foundation, or any of the Investment Funds; the BAH Trust disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the CCT Trust, the Plan, the Foundation or any of the Investment Funds; and the CCT Trust disclaims beneficial ownership of any of the Reported Shares directly beneficially owned by EDH, the BAH Trust, the Plan, the Foundation or any of the Investment Funds.

(b)

EDH has the sole power to vote, to direct the vote of, dispose and direct the disposition of the 21,000 Shares he directly beneficially owns.  With respect to all of the other Reported Shares, the power to vote, direct the vote of, dispose and direct the disposition of such Reported Shares is shared, in one form or another, among the Reporting Persons as follows;

(i)

EDH: 1,612,518;

(ii)

RJP: 1,616,093

(iii)

HCA: 1,597,143;

(iv)

FIP LP: 652,748;

(v)

FIP LTD: 268,269;

(vi)

FIP III: 561,566;

(vii)

FIP IV: 114,560;

(viii)

The Foundation: 10,250;

(ix)

The Plan: 5,125;

(x)

The BAH Trust: 4,350; and

(xi)

The CCT Trust: 4,350.

(c)

Except for the transfer described below, none of the Reporting Persons purchased or sold any Shares during the sixty-day period ending on and including the date hereof.  HCA provides investment management services to a certain separately managed account (the “SMA”).  Under the terms of the Investment Management Agreement governing the SMA, the SMA account holder generally has the authority to withdraw, in its discretion, assets in the SMA.  On February 8, 2008, the SMA account holder made an in-kind withdrawal (the “Withdrawal”) from the SMA, which included 240,988 Shares (the “Withdrawn Shares”).  The Withdrawn Shares were originally acquired by the SMA for an aggregate purchase price of $2,925,595.  As a result of the Withdrawal, HCA does not have the authority to vote, direct the voting of, dispose, or direct the disposition of any of the Withdrawn Shares.  Accordingly, none of the Withdrawn Shares are included in any percent ownership or other calculation contained herein.

(d)

Except as set forth below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.  EDH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 21,000 of the Reported Shares.  With respect to the remaining Reported Shares, each of the Direct Owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, that number of Reported Shares such Direct Owner directly owns as set forth opposite its name in Item 5(a) above.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde

Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC

Its: General Partner

Signed: /s/ Eric D. Hovde

Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde

Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.

Its: General Partner

Signed: /s/ Eric D. Hovde

Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC

Its: General Partner

Signed: /s/ Eric D. Hovde

Title: Managing Member

THE ERIC D. AND STEVEN D. HOVDE FOUNDATION

Signed: /s/ Richard J. Perry, Jr.

Title: Trustee

THE HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST

Signed: /s/ Eric D. Hovde

Title: Trustee

THE BRITTA ANN HOVDE TRUST

Signed: /s/ Richard J. Perry, Jr.

Title: Trustee

THE CARLIN CHRISTINE TUCKER TRUST

Signed: /s/ Richard J. Perry, Jr.

Title: Trustee

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 8, 2008, is by and among Eric D. Hovde, a resident of the District of Columbia; Richard J. Perry, Jr., a resident of the State of Maryland; Hovde Capital Advisors LLC, a Delaware limited liability company; Financial Institution Partners, L.P., a Delaware limited partnership; Financial Institution Partners, Ltd, a Cayman Islands exempted company; Financial Institution Partners III, L.P., a Delaware limited partnership; Financial Institution Partners IV, L.P., a Delaware limited partnership; The Eric D. and Steven D. Hovde Foundation, a District of Columbia trust; The Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee retirement plan; The Britta Ann Hovde Trust, an irrevocable trust; and The Carlin Christine Tucker Trust, an irrevocable trust (the foregoing are collectively referred to herein as the “Hovde Filers”).

Each of the Hovde Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common  stock, no par value, of National Atlantic Holdings Corporation beneficially owned by them from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Hovde Filers hereby agree to file a  single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.  This Joint Filing Agreement may be terminated by any of the Hovde Filers upon two business days’ prior written notice (or such lesser period of notice as the Hovde Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde

Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC

Its: General Partner

Signed: /s/ Eric D. Hovde

Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde

Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.

Its: General Partner

Signed: /s/ Eric D. Hovde

Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC

Its: General Partner

Signed: /s/ Eric D. Hovde

Title: Managing Member

THE ERIC D. AND STEVEN D. HOVDE FOUNDATION

Signed: /s/ Richard J. Perry, Jr.

Title: Trustee

THE HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST

Signed: /s/ Eric D. Hovde

Title: Trustee

THE BRITTA ANN HOVDE TRUST

Signed: /s/ Richard J. Perry, Jr.

Title: Trustee

THE CARLIN CHRISTINE TUCKER TRUST

Signed: /s/ Richard J. Perry, Jr.

Title: Trustee